Exhibit 2 to 13D
   Amendment No. 1
   SWVA Bancshares, Inc.

                        LA SALLE CAPITAL MANAGEMENT, INC.
                                    Suite 500
                             350 E. Michigan Avenue
                            Kalamazoo, Michigan 49007
                                      ----
                                 (616) 344-4993

                                 October 1, 1997


   Mr. John L. Hart, Chairman
   c/o Ms. Barbara C. Weddle, Secretary
   SWVA Bancshares, Inc.
   302 Second Street, S.W.
   Roanoke, VA 24011-1597

   Dear Mr. Hart:                                         VIA FEDERAL EXPRESS

   After sending a letter dated September 27, 1997 to members of the Board of Directors, I received from SWVA Bancshares, Inc. (the "Company") the Shareholders of Record listing and copies of certain excerpts from recent meetings of the Board of Directors. This information does not satisfy the lawful demand for inspection of books and records made to the Company by my agents, and I intend to continue to seek the information to which I am entitled.

   I am convinced that a majority of shareholders of the Company would like to see the Board of Directors fully explore a merger with a larger, more profitable, shareholder friendly institution. Due to the Board's decision to accelerate the Annual Meeting date and the unnecessary delay in providing me with the shareholder listing and other information to which I am entitled, there is not enough time for me to give shareholders a choice to elect a new, independent, qualified individual to the Board of Directors. I am, therefore, withdrawing my notice of intent to nominate Dewey W. Chapple, Jr. for election to the Board of Directors of SWVA Bancshares, Inc. at the 1997 Annual Meeting of Shareholders.

   I intend to continue to communicate with shareholders and discuss the operations, strategies, performance and actions of the Company. I will ask other shareholders to communicate their thoughts and concerns directly to the Board of Directors. Shareholders are more aware than you may think of the fact that the Directors' fiduciary responsibilities are to represent shareholders' interests first and foremost, as clearly determined by the courts.

   Based on the Company's low return on equity, lack of growth prospects, and recent banking combinations in and around Virginia, I feel that the Company has an obligation to consider and evaluate formal and informal expressions of interest and offers to discuss merger possibilities. Regarding such contacts that may have been made by financial institutions to Mr. Rakes, has the Board of Directors fully deliberated such overtures, or has the Board dismissed them out of hand? Has the Board of Directors discussed the appointment of a special committee of outside Directors to formulate a procedure for fulfilling the Board's fiduciary duties in these matters? Does the Board retain outside financial advisors to evaluate formal and informal offers and to advise the Board regarding even preliminary discussions of a business combination or merger? Also, why did the Board decide to hold the Annual Meeting two and one-half weeks earlier than normal? Certainly the owners of the Company have an interest in and a right to receive answers to the above questions.

   Please share this letter with the full Board of Directors, and I look forward to your response.

   Sincerely,


   /s/ Richard J. Nelson

   Richard J. Nelson

   cc:  Ms. Barbara C. Weddle
        Senior Vice President and Secretary
        SWVA Bancshares, Inc.